Exhibit 99.1

Platinum Analytics Cayman Limited Reports Unaudited Interim Financial Results ended March 31, 2026

New York, September 30, 2026 (GLOBE NEWSWIRE) — Platinum Analytic Cayman Limited (the “Company”, “we”, “our”, or “us”) (Nasdaq: PLTS), a software developer specializing in the provision of FX trading software development solutions, data analytics solutions and technology development solutions to financial institutions with a strategic focus on serving Asia and other emergent markets, today announced its unaudited financial results for the six months ended March 31, 2026.

Financial Results for Six Months Ended March 31, 2026

Revenues

Our revenues consist of (i) revenue from software development services, and (ii) revenue from maintenance and other similar services.

Our total revenues decreased by US$1.1 million, or 91% from US$1.2 million for the six months ended March 31, 2025 to US$0.1 million for the six months ended March 31, 2026, primarily attributable to the completion of all previously contracted projects. Other potential projects are still under negotiation, and no new contracts have been signed yet.

Cost of revenues

Cost of revenues consists primarily of compensation benefit expenses for our professionals, and outsourcing professional costs directly related to the software projects.

Our cost of revenues decreased by US$0.5 million, or 88% from US$0.6 million for the six months ended March 31, 2025 to US$0.1 million for the six months ended March 31, 2026, which was primarily attributable to a significant reduction in direct project costs, including subcontracting fees, project personnel costs and third-party service procurement, as all previously contracted projects had been completed and no new project had commenced during the period. As the remaining potential projects were still under negotiation and no contracts had been signed, no corresponding project delivery costs were incurred.

Gross profit and gross profit margin

Gross profit represents our revenues less cost of revenues. Gross profit margin represents our gross profit as a percentage of our revenues.

Gross profit decreased by US$0.6 million, or 93% from US$0.6 million for the six months ended March 31, 2025 to US$ 0.04 million for the six months ended March 31, 2026, and gross profit margin decreased from 52.7% for the six months ended March 31, 2025 to 38.5% for the same period of 2026, primarily due to (i) the substantial decline in revenue, as all contracted projects had been completed and no new projects were signed during the period, and (ii) a lower gross margin, as certain fixed cost components could not be reduced in proportion to the revenue decrease.

Selling expenses

Selling expenses primarily consisted of marketing expenses and business development and marketing advisory fees.

Our selling expenses increased by US$1.4 million, or 40,030% from US$3.6 thousand for the six months ended March 31, 2025 to US$1.4 million for the six months ended March 31, 2026, which was primarily attributable to increased marketing and business development service fees, of which approximately US$1.1 million represented the amortization of prepaid service fees, together with advertising expenses, membership fees and other miscellaneous marketing expenses.

General and administrative expenses

General and administrative expenses primarily consist of advisory fees, salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental expenses, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs.

Our general and administrative expenses increased by US$0.2 million, or 45% from US$0.5 million for the six months ended March 31, 2025 to US$0.7 million for the six months ended March 31, 2026, which was primarily attributable to an increase in professional service fees, including legal and consulting expenses incurred during the period.

Research and development expenses

Research and development (“R&D”) expenses primarily consisted of compensation and benefit expenses relating to our R&D personnel, outsourcing manpower services relating to our R&D activities and contracted third-party development services.

Our research and development expenses increased by US$1.8 million, or 3,598% from US$0.1 million for the six months ended March 31, 2025 to US$1.9 million for the six months ended March 31, 2026, which was primarily attributable to an expansion in our research and development activities, which included entering into a new software R&D service agreement with Platinum Analytics Hongkong Limited, a related party, to support technical preparations and the development of new projects.

Other (loss)/income, net

Other (loss)/income, net consists of government subsidies, foreign currency exchange gain or loss, and others.

Our other income, net increased by US$0.3 million, or 332% from US$83.5 thousand for the six months ended March 31, 2025 to US$0.2 million for the six months ended March 31, 2026, which was primarily attributable to the reversal of previously accrued compensation expenses that were determined to no longer be payable.

Net Income (loss)

As a result of the foregoing, our net income swung to a net loss of approximately US$3.8 million for the six months ended March 31, 2026, compared to a net income of US$3.2 thousand for the six months ended March 31, 2025, representing a total decrease of approximately US$3.8 million. The decrease of net income is attributed to approximately US$0.6 million decrease in gross profit and US$3.5 million increase in operating expenses.

Going Concern

The Company’s unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company incurred net loss of US$3,786,858 for the six months ended March 31, 2026. As of March 31, 2026, the Company’s accumulated deficits were US$14,551,660, with a positive working capital of US$1,941,713. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. Management has concluded that these conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least twelve months after the issuance date of these condensed consolidated financial statements.

The Company has historically depended on financing from related parties and third-party investors to support its operations. The Company’s future operations are dependent upon equity or debt financing and its ability to generate profits through operations at an indeterminate time in the future. The Company cannot assure that it will be successful in completing an equity or debt financing or in achieving or maintaining profitability in the near term. The Company’s condensed consolidated financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Notwithstanding the existence of this going concern uncertainty, the unaudited interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the condensed consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Subsequent events

On July 7, 2026, the Company received a Staff Delisting Determination from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) under Nasdaq Listing Rule IM-5101-4, which the Company disclosed on Form 6-K on July 10, 2026. The Company requested a hearing before the Nasdaq Hearings Panel (the “Panel”), which was held on August 18, 2026. On September 21, 2026, the Panel denied the Company’s request for continued listing, and trading in the Company’s shares on Nasdaq was suspended effective September 23, 2026. The Company may request a review of the decision by the Nasdaq Listing and Hearing Review Council within 15 days of the decision. A request for review does not stay the suspension. The Company has requested such review. There can be no assurance that any review will be successful.

Except as disclosed above, the Company has evaluated subsequent events through September 30, 2026, the date the condensed consolidated financial statements were issued, and identified no other events that would have required adjustment to or disclosure in the condensed consolidated financial statements.

Exchange Rate

This press release contains translations of Singapore dollar (“S$”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. The following table outlines the currency exchange rates that were used in preparing the unaudited condensed consolidated financial statements, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System:

	March 31, 2026		September 30, 2025		March 31, 2025
	Six months-ended spot rate	Average rate	Year-end spot rate	Average rate	Six months-ended spot rate	Average rate
US$ against S$	US$1=S$1.2893	US$1= S$1.2857	US$1= S$1.2903	US$1= S$1.3156	US$1= S$1.3445	US$1= S$1.3399

About Platinum Analytics Cayman Limited

Established in 2017 in Singapore, Platinum Analytics Cayman Limited, through its wholly-owned Singapore subsidiary, Platinum Analytics Singapore Pte. Ltd., develops FX trading software, data analytics, and technology solutions for financial institutions, focusing on Asia and other emergent markets. Supported by the Monetary Authority of Singapore (MAS), it addresses rapid growth in currency trade volumes, complex cross-border transactions, and emerging market volatility.

The Company operates the Platinum ECN spot FX trading platform for institutional and enterprise clients. Its products – Platinum AI, Platinum ECN, and Platinum Smart Trade – deliver scalable, flexible, AI-driven, low-latency trading and analytics.

For further information, please contact:

Underwriters

Kingswood Capital Partners, LLC

+1 (561) 961 0505

lciervo@kingswoodus.com

Investor Relations

WFS Investor Relations Inc.

Connie Kang

Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

PLATINUM ANALYTICS CAYMAN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	March 31, 2026	September 30, 2025
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash	$249,983	$2,610,933
Accounts receivable, net	500	156,614
Prepayments	1,880,833	3,678,951
Total current assets	2,131,316	6,446,498

Non-current assets:
Intangible assets	35,324	39,124
Other non-current assets	4,080	4,077
Total non-current assets	39,404	43,201
TOTAL ASSETS	2,170,720	6,489,699

LIABILITIES
Current liabilities:
Accounts payable	26,997	12,804
Accrued expenses and other liabilities	122,582	209,300
Due to related parties, current	40,024	683,987
Total current liabilities	189,603	906,091

Non-current liability:
Due to related parties, non-current	370,000	177,734
Total non-current liability	370,000	177,734
TOTAL LIABILITIES	559,603	1,083,825

COMMITMENTS AND CONTINGENCIES	—	—

EQUITY

Class A shares (100,000,000 shares authorized, $0.0004 par value per share, 11,205,435 and 11,205,435 shares issued and outstanding as of March 31, 2026 and September 30, 2025)	4,482	4,482
Class B shares (25,000,000 shares authorized, $0.0004 par value per share, 6,853,674 and 6,853,674 shares issued and outstanding as of March 31, 2026 and September 30, 2025)	2,741	2,741
Additional paid in capital	16,159,051	16,159,051
Accumulated deficit	(14,551,660)	(10,764,802)
Accumulated other comprehensive loss (income)	(3,497)	4,402
Total shareholders’ equity	1,611,117	5,405,874
TOTAL LIABILITIES AND EQUITY	$2,170,720	$6,489,699

PLATINUM ANALYTICS CAYMAN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Revenues	$112,399	$1,212,264
Revenue- third parties	112,399	1,212,264
Cost of revenues	(69,121)	(573,807)
Cost of revenues- third parties	—	(110,369)
Cost of revenues- related parties	(69,121)	(463,438)
Gross profit	43,278	638,457

Operating expenses:
Selling expenses	(1,425,833)	(3,553)
General and administrative expenses	(721,494)	(497,544)
Research and development expenses	(1,876,571)	(50,739)
Research and development expenses- third parties	(885,000)	(50,739)
Research and development expenses- related party	(991,571)	—
Total operating expenses	(4,023,898)	(551,836)

(Loss) income from operations	(3,980,620)	86,621

Other income/(loss):
Foreign exchange gain/(loss)	9,056	(25,486)
Other income/(expense), net	184,706	(57,978)
Total other income/(loss)	193,762	(83,464)

(Loss)/income before income tax expense	(3,786,858)	3,157
Income tax expense	—	—
Net (loss)/income	$(3,786,858)	$3,157

Other comprehensive loss
Foreign currency translation adjustment	(7,899)	(76,902)
Total comprehensive loss	$(3,794,757)	$(73,745)

Weighted average shares outstanding used in calculating basic and diluted loss per share - basic and diluted*	18,059,109	15,759,109
(Loss)/income per share - basic and diluted*	$(0.2097)	$0.0002

*	The Company effected a 1:25 forward stock split on March 31, 2025 and a surrender of 45 out of every 100 shares on June 6, 2025, as a result, the shares issued and outstanding and additional paid in capital presented here are adjusted retroactively.